[Fairmount Santrol Holdings Inc. Letterhead]

July 14, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-0405

Re:	Request for Acceleration

Fairmount Santrol Holdings Inc.

Registration Statement on Form S-3

File No. 333-212360

Fairmount Santrol Holdings Inc. (the “Company”) respectfully requests under Rule 461(a) of the Securities Act of 1933, as amended (the “Securities Act”), that the effective date of the above-referenced Registration Statement be accelerated to 4:00 p.m. on July 14, 2016, or as soon thereafter as practicable.

The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the above-referenced Registration Statement. Further, the Company acknowledges that in connection with the Registration Statement:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Division of Corporation Finance

Very truly yours,

Fairmount Santrol Holdings Inc.

By:	/s/ David J. Crandall
Name:	David J. Crandall
Title:	Senior Vice President, General Counsel and Secretary